Reclassification of Capital Accounts

The Fund accounts for and reports distributions to shareholders in accordance with the American Institute of Certified Public Accountants' Statement of Position
93-2: Determination, Disclosure and Financial Statement
Presentation of Income, Capital Gain, and Return of
Capital Distributions by Investment Companies. As a result of this Statement, the Fund reclassified amounts to better disclose the differences between financial statement amounts and distributions determined in accordance with U.S. federal income tax regulations.
The effect of applying this statement was to decrease net investment loss by $794,330, increase accumulated net realized loss on investments and foreign currency transaction by $612,072 and decrease paid in capital in excess of par by $182,258 for differences in the treatment for book and tax purposes of certain transactions involving foreign securities, currencies and withholding taxes. Net investment income, net realized gains and net assets were not affected by this change.